UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: October 2025

Commission File Number: 000-27663

SIFY TECHNOLOGIES LIMITED

(Translation of registrant’s name into English)

Tidel Park, Second Floor

No. 4, Rajiv Gandhi Salai, Taramani

Chennai 600 113, India

(91) 44-2254-0770

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

On September 25, 2025, Sify Technologies Limited (“STL”) and Sify Infinit Spaces Limited (“SISL”), a wholly owned subsidiary of STL, entered into: (1) an amendment to the KSSF DSA (as defined below), (2) an amendment to the KSSF Put Option Agreement (as defined below), and (3) an amendment to the KDCF DSA (as defined below).

Background

On November 1, 2021, SISL and STL entered into a Debenture Subscription Agreement (the “KSSF DSA”) with Kotak Special Situations Fund (“KSSF”), pursuant to which KSSF agreed to subscribe for two series of SISL’s compulsorily convertible secured debentures (“CCDs”). KSSF subscribed for 20,000,000 Series 1 CCDs, each with a face value of INR 100, for an aggregate subscription amount of INR 2,000,000,000 to be paid at the time of receipt of the Series 1 CCDs. KSSF also subscribed for 20,000,000 Series 2 CCDs, each with a face value of INR 100, for an aggregate subscription amount of INR 2,000,000,000, of which 1% was to be paid at the time of receipt of the Series 2 CCDs, and the remainder was to be paid between October 1, 2022, and March 31, 2023. Under the KSSF DSA, SISL also had the option to require KSSF to subscribe for additional CCDs in one or more tranches before October 1, 2026, for an aggregate subscription amount of up to INR 6,000,000,000 upon written notice provided prior to October 31, 2023. The Series 1 CCDs and Series 2 CCDs bear interest at a rate of 6% per annum and include customary financial and operating covenants. The proceeds from the CCD subscriptions were utilized for the expansion of new data centers, including land acquisition for data centers, investment in renewable energy for data centers and repayment of debt. The Series 1 CCDs and Series 2 CCDs must be automatically converted into SISL equity shares, upon the earlier of: (i) October 1, 2031 without any act or application by KSSF; or (ii) the filing of a prospectus by SISL with the Securities and Exchange Board of India or for any alternate listing or the registrar of companies or any stock exchange in relation to an initial public offering of its equity shares; or (iii) at any time as required by KSSF prior to October 1, 2031, at a conversion ratio of 0.811243676 and 0.80779174, respectively.  The KSSF DSA was filed with the Securities and Exchange Commission on November 2, 2021, under Form 6-K.

On November 1, 2021, SISL and STL entered into a Put Option Agreement with KSSF (the “KSSF Put Option Agreement” (later amended and renamed the Sale Right Agreement, as discussed below)) in relation to the Series 1 CCDs and the Series 2 CCDs. Pursuant to the KSSF Put Option Agreement, KSSF can exercise its put option on or after October 1, 2027, upon which STL would be obligated to purchase from KSSF all of its SISL CCDs. The put option can also be exercised by KSSF upon the occurrence of any of the following events: (a) an event of default under the KSSF DSA; or (b) if SISL fails to provide exit to KSSF by way of a qualified IPO or alternate listing by October 31, 2029 (each such term as defined in the KSSF DSA); or (c) breach by STL of any of its obligations or covenants under the KSSF Put Option Agreement. The KSSF Put Option Agreement was filed with the Securities and Exchange Commission on November 2, 2021 under Form 6-K.

KSSF later assigned, novated to, and transferred INR 6,000,000,000 in CCDs acquired pursuant to the KSSF DSA to Kotak Data Centre Fund (“KDCF”).

On July 20, 2023, SISL and STL entered into a Debenture Subscription Agreement with KDCF (the “KDCF DSA”), pursuant to which KDCF agreed to subscribe for two series of SISL’s CCDs. KDCF subscribed for 48,000,000 Series 4 CCDs, each with a face value of INR 100, for an aggregate subscription amount of INR 4,800,000,000 to be paid at the time of receipt of the Series 4 CCDs. KDCF also subscribed for 12,000,000 Series 5 CCDs, each with a face value of INR 100, for an aggregate subscription amount of INR 1,200,000,000 to be paid at the time of receipt of the Series 5 CCDs. The Series 4 CCDs and Series 5 CCDs bear interest at a rate of 6% per annum and include customary financial and operating covenants. The proceeds from the CCD subscriptions were utilized for the expansion of new data centers, including land acquisition for data centers, investment in renewable energy for data centers and repayment of debt. The Series 4 CCDs and Series 5 CCDs must be automatically converted into SISL equity shares, upon the earlier of: (i) March 31, 2033, without any act or application by KDCF; or (ii) the filing by SISL of a prospectus with the Securities Exchange Board of India or any stock exchange in relation to an initial public offering of the equity shares of SISL or for any alternate listing; or (iii) at any time as required by KDCF prior to March 31, 2033, at a conversion ratio of 0.543483 and 0.941651116, respectively.  The KDCF DSA was filed with the Securities and Exchange Commission on July 21, 2023, under Form 6-K.

The CCDs issued pursuant to the KDCF DSA are not subject to a put option agreement.

2

Amendments

On September 25, 2025, SISL, STL and KSSF entered into a Waiver Cum Amendment Agreement to the KSSF DSA, pursuant to which: (i) the KSSF DSA’s provisions relating to KSSF’s CCD exit rights were amended to align with the structure of SISL’s proposed initial public offering and listing of its equity shares (the “IPO”); (ii) KSSF waived certain rights, including its preemptive rights for the issue of new securities (solely in relation to the shares issued as part of the IPO), its entitlement to provide input on SISL’s annual business plan, its rights under the KSSF DSA’s information covenants, its right to inspect SISL’s books and records, and its right to nominate an observer to SISL’s board of directors; and (iii) KSSF consented to SISL’s raising of capital by way of the IPO, aggregating up to INR 25,000,000,000 (including a possible pre-offering placement of up to INR 5,000,000,000) and an offer for sale of equity shares by existing holders aggregating up to INR 12,000,000,000, as well as to related amendments to SISL’s Articles of Association and capital structure. A copy of the amendment is filed as Exhibit 99.1 and is incorporated by reference, and the foregoing description of the amendment is qualified in its entirety by reference thereto.

On September 25, 2025, SISL, STL and KSSF entered into a Waiver Cum Amendment Agreement to the KSSF Put Option Agreement, pursuant to which: (i) the parties agreed to change the nomenclature of the KSSF Put Option Agreement (and all references therein) to the “Sale Right Agreement”; and (ii) STL’s obligation to purchase the Series 1 CCDs and Series 2 CCDs upon KSSF’s exercise of its put option was deleted, solely in relation to the IPO. A copy of the amendment is filed as Exhibit 99.2 and is incorporated by reference, and the foregoing description of the amendment is qualified in its entirety by reference thereto.

On September 25, 2025, SISL, STL and KDCF entered into a Waiver Cum Amendment Agreement to the KDCF DSA, pursuant to which: (i) the KDCF DSA’s provisions relating to KDCF’s CCD exit rights were amended to align with the structure of SISL’s proposed IPO; (ii) KDCF waived certain rights, including its preemptive rights for the issue of new securities (solely in relation to the shares issued as part of the IPO), its entitlement to provide input on SISL’s annual business plan, its rights under the KDCF DSA’s information covenants, its right to inspect SISL’s books and records, and its right to nominate an observer to SISL’s board of directors; and (iii) KDCF consented to SISL’s raising of capital by way of the IPO, aggregating up to INR 25,000,000,000 (including a possible pre-offering placement of up to INR 5,000,000,000) and an offer for sale of equity shares by existing holders aggregating up to INR 12,000,000,000, as well as to related amendments to SISL’s Articles of Association and capital structure. A copy of the amendment is filed as Exhibit 99.3 and is incorporated by reference, and the foregoing description of the amendment is qualified in its entirety by reference thereto.

If SISL’s IPO proceeds and closes as contemplated, it is expected to constitute a “Qualified IPO,” as defined under the KSSF DSA, the KDCF DSA, and the Sale Right Agreement, each as amended. Pursuant to the “Qualified IPO,” all CCDs issued under the KSSF DSA and the KDCF DSA would be converted into Equity Shares and, consequently, result in the termination of the KSSF DSA, the KDCF DSA, and the KSSF Put Option Agreement.

Forward Looking Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. STL undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with STL’s business, please see the discussion under the caption “Risk Factors” in the company’s Annual Report on Form 20-F for the year ended March 31, 2025, which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov, and STL’s other reports filed with the SEC.

3

Exhibit Index

Exhibit No.	Description
99.1

Waiver Cum Amendment Agreement, dated September 25, 2025, to the Debenture Subscription Agreement, dated November 1, 2021, among Sify Infinit Spaces Limited, Sify Technologies Limited and Kotak Special Situations Fund

99.2

Waiver Cum Amendment Agreement, dated September 25, 2025, to the Sale Right Agreement, dated November 1, 2021, among Sify Infinit Spaces Limited, Sify Technologies Limited and Kotak Special Situations Fund

99.3

Waiver Cum Amendment Agreement, dated September 25, 2025, to the Debenture Subscription Agreement, dated July 20, 2023, among Sify Infinit Spaces Limited, Sify Technologies Limited and Kotak Data Centre Fund

4

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 14, 2025
For Sify Technologies Limited

	By:	/s/ M P Vijay Kumar
		Name:	M P Vijay Kumar
		Title:	Executive Director and Group Chief Financial Officer

5